Filed by Eaton Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filers SEC File No.: 1-1396
Date: October 12, 2012

Electrical Sector Names Additional Integration Leaders for the Acquisition of Cooper Industries

October 12, 2012

Jeff Krakowiak, integration leader for Eaton’s Cooper Industries acquisition, announced the appointment of five team leaders who will lead critical work streams supporting Eaton’s successful assimilation of Cooper Industries.

Eaton reached agreement to acquire Cooper, a global electrical equipment manufacturer with 2011 sales revenues totaling $5.4B and approximately 26,000 employees, on May 21, 2012. Finalization of the transaction is anticipated in the second half of the year after the necessary regulatory approvals are received.

The following integration work stream leaders and team members will transition into their new roles effective December 1:

Lauren Haag has been named Information Technology integration leader, reporting to Krakowiak. Haag has served as vice president – IT, Europe, Middle East and Africa for Eaton’s Electrical Sector since July 2009. She will be responsible for the integration of all aspects of I.T. including infrastructure, corporate systems, business systems, and the I.T. organization. Haag joined Eaton in 1997 and has held positions of increasing responsibility in both the Electrical Sector and Corporate I.T.

Haag earned both a Bachelor of Arts and Master of Arts degrees from the University of Pittsburgh. She will relocate to the United States from Bonn, Germany and her successor will be named following close of the Cooper acquisition.

Alicia Walker has been named Environmental, Health and Safety integration leader, reporting to Krakowiak. Walker has served as director – EHS, North America since March 2011. Previously she was EHS director for the Electrical Sector. Walker joined Eaton in December 2006 from GE. Prior to GE, she worked in a private health & safety consulting firm in Ireland and in local government in the UK as an environmental health officer.

Walker received her Bachelor of Science degree in Environmental Health from Trinity College Dublin in Ireland and her Masters in Technology (Ergonomics) from the University of Limerick in Ireland. She will remain located in North Carolina.

The following three sales integration team members will report to Molly Murphy, Global Sales integration leader:

Jean-Philippe Dieudonné has been named Commercial integration leader for EMEA. He will be responsible for driving sales and channel synergies across the region. Dieudonné has served as vice president – sales for the Electrical Sector’s South Western Europe sales organization since 2011. He joined Eaton with the acquisition of the Moeller Group.

Dieudonné holds degrees in both electrotechnology and business studies. He will remain in Morges, Switzerland, and his successor will be named following the close of the Cooper acquisition.

Kuan Yin Hoong has been named Commercial integration team leader for APAC. He will be responsible for driving sales and channel synergies across the region. Hoong has served as sales director for the Power Quality business in South East Asia since 2008. Prior to Eaton, he worked for a diverse range of companies from the telecommunications equipment and power supply design sectors.

Hoong earned both Bachelor of Engineering and Master of Science degrees from the National University of Singapore. He will remain located in Singapore. His successor will be named in the near future.

Barbara Riesmeyer has been named Commercial Operations integration team leader. Her focus will be integration of the sales structure, systems and processes. Riesmeyer has served as director—Americas acquisition integration since 2010. She joined Eaton in 1995 and has held positions of increasing responsibility in a variety of functional areas including Information Technology, product line management and sales operations.

Riesmeyer has a Bachelor of Science degree from Grove City College in Pennsylvania and an MBA from the University of Pittsburgh. She will remain located in Pittsburgh. Her current position will not be immediately filled.

Each of the integration team leaders will be complemented by a counterpart from Cooper Industries throughout the integration. Additional team members will be named after the close of the acquisition.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been And Will Be Filed With The SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Corporation plc.[1] The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition,

[1]	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

or state other information relating to Eaton or Eaton Corporation plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required by the Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).